Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 11, 2019 (February 14, 2020 as to changes to the 2018 financial statements as a result of a change in method of accounting for inventory, a change in reportable segments, and the effects of discontinued operations related to the distributions of Dow Inc and Corteva, Inc., common control transactions, and a reverse stock split, and June 3, 2021 as to the effects of discontinued operations related to the separation of Nutrition & Biosciences, Inc. and a change in reportable segments) relating to the consolidated financial statements of DuPont de Nemours, Inc. and subsidiaries, appearing in the Current Report on Form 8-K of DuPont de Nemours, Inc. dated June 3, 2021. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Deloitte & Touche LLP

Midland, Michigan

August 11, 2021